UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
(RULE 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information to be included in statements filed
pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).

Duos Technologies Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

266042209
(CUSIP Number)

March 14, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

[X]          Rule 13d-1 (b)
[X]          Rule 13d-1 (c)
[   ]          Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Issuer: Duos Technologies Group, Inc.          CUSIP No.: 266042209

1	NAMES OF REPORTING PERSONS I.R.S.
IDENTIFICATION NOS. OF ABOVE PERSONS

First Eagle Investment Management, LLC
Tax ID # 57-1156902

2	CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
(a)
(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES	5 SOLE VOTING POWER – 4,000,000
BENEFICIALLY	6 SHARED VOTING POWER - 0
OWNED BY EACH	7 SOLE DISPOSITIVE POWER – 4,000,000
REPORTING PERSON	8 SHARED DISPOSITIVE POWER - 0
WITH:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

4,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN
ROW (11) EXCLUDES CERTAIN SHARES

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW 9:

17.4%

12	TYPE OF REPORTING PERSON

IA

SCHEDULE 13G

Issuer: Duos Technologies Group, Inc.          CUSIP No.: 266042209

ITEM 1

(a)	Name of Issuer:
Duos Technologies Group, Inc.

(b)	Address of Issuer's Principal Executive Offices:

6622 Southpoint Drive S
Suite 310
Jacksonville, FL 32216

ITEM 2

(a)	Name of Person Filing: First Eagle Investment Management, LLC

(b)	Address of Principal Business Office:

1345 Avenue of the Americas
New York, NY 10105

(c)	Citizenship: Delaware, USA (Place of Incorporation)

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 266042209

ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether
the person filing is a:

(a)	[ ]	Broker or dealer registered under
Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance Company as defined in section
3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[ ]	Investment company registered under Section
8 of the Investment Company Act if 1940
(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E);

SCHEDULE 13G

Issuer: Duos Technologies Group, Inc.          CUSIP No.: 266042209

(f)	[ ]	An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the
definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

ITEM 4.  Ownership.

ITEM 5.  Ownership of Five Percent or Less of a Class.

 N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              First Eagle Investment Management, LLC (FEIM), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 4,000,000 shares, or 17.4% of the Common Stock believed to be outstanding, as a result of acting as investment advisor to various clients. Clients of FEIM have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. 21 April Fund, Ltd. ("21 April"), a Cayman Islands company for which FEIM acts as investment adviser, may be deemed to beneficially own 3,184,140 of such 4,000,000 shares, which equates to 13.8% of the Common Stock believed to be outstanding. This Schedule 13G/A is being filed pursuant to Rule 13d-2(c) under the Act to report that, if 21 April is deemed to beneficially own such 3,184,140 shares of Common Stock, its aggregate amount of shares beneficially owned would exceed 10% of the Common Stock believed to be outstanding.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

N/A

ITEM 8. Identification and Classification of Members of the Group.

N/A

ITEM 9. Notice of Dissolution of Group

N/A

SCHEDULE 13G

Issuer: Duos Technologies Group, Inc.          CUSIP No.: 266042209

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Date:	March 18, 2019

Signature:	/s/ Michael M. Kellen

Name/Title:	Michael M. Kellen, Director